Filed Pursuant to Rule 433

Registration Statement No. 333-221251

Issuer Free Writing Prospectus dated December 7, 2017

Pricing Term Sheet

United Insurance Holdings Corp.

6.250% Senior Notes due 2027

This term sheet to the preliminary prospectus supplement, dated December 7, 2017 (the “Preliminary Prospectus Supplement”), should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	United Insurance Holdings Corp.

Expected Rating*:	Kroll: BBB-

Security:	6.250% Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount:	$150,000,000

Net Proceeds (Before Expenses):	$147,000,000

Trade Date:	December 7, 2017

Settlement Date:	December 13, 2017 (T+4)

Maturity Date:	December 15, 2027

Interest Payment Dates:	Semi-annually on each December 15 and June 15, commencing June 15, 2018

Coupon (Interest Rate):	6.250%, subject to adjustment as described in the Preliminary Prospectus Supplement

Coupon (Interest Rate) Adjustment:	The annual interest rate on the Notes will increase such that it will equal the Coupon (Interest Rate) payable on the Notes on the Trade Date plus 1.000%, or 100 basis points, per annum if, at any time, a Downgrade Event occurs. The annual interest rate payable on the Notes will decrease back to the Coupon (Interest Rate) payable on the Notes on the Trade Date if a subsequent Upgrade Event occurs after a Downgrade Event.

Price to Public:	100.000% of the principal amount

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price / Yield:	99-1+ / 2.358%

Spread to Benchmark Treasury:	+389 bps

Yield to Maturity:	6.250%

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to September 15, 2027 at the applicable Treasury Rate plus 50 basis points.

Par Call:	On or after September 15, 2027

Change of Control:	Put at 101% of principal amount thereof, plus accrued and unpaid interest to, but excluding, the repurchase date.

Denominations:	$2,000 and increments of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN:	910710 AA0 / US910710AA09

Joint Book-Running Managers:	Raymond James & Associates, Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, Raymond James & Associates, Inc. or Wells Fargo Securities, LLC can arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863 or calling Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below are not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent via email or another communication system.